UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Globalstar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

378973408

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378973408

1.	Names of Reporting Persons Globalstar Holdings, LLC I.R.S. Identification Nos. of above persons (entities only). 41-2116509

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 38,640,750

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 38,640,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,640,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 46.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 378973408

1.	Names of Reporting Persons Thermo Funding Company LLC I.R.S. Identification Nos. of above persons (entities only). 84-6331739

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 12,371,136

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 12,371,136

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,371,136

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 15.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 378973408

1.	Names of Reporting Persons Globalstar Satellite, LP I.R.S. Identification Nos. of above persons (entities only). 33-1077009

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 618,558

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 618,558

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 0.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 378973408

1.	Names of Reporting Persons James Monroe III I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 51,630,444

	7.	Sole Dispositive Power --0-

	8.	Shared Dispositive Power 51,630,444

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,630,444

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 62.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)                                  Name of Issuer:

Globalstar, Inc.

(b)                                 Address of Issuer’s Principal Executive Offices:

461 South Milpitas Blvd.

Milpitas, CA  95035

Item 2.

(a)                                  Name of Person Filing:

This Schedule 13G is filed by Globalstar Holdings, LLC, Thermo Funding Company LLC, Globalstar Satellite, LP and James Monroe III (collectively, the “Reporting Persons”).

(b)                                 Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Persons is 1735 19th Street, Denver, CO 80202.

(c)                                  Citizenship:

Globalstar Holdings, LLC:  Delaware limited liability company

Thermo Funding Company LLC:  Colorado limited liability company

Globalstar Satellite, LP:  Colorado limited partnership

James Monroe III:  United States of America

(d)                                 Title of Class of Securities:  Common Stock, $0.0001 par value per share

(e)                                  CUSIP Number:  378973408

Item 3.                              Type of Reporting Person.

Not applicable.

Item 4.                              Ownership.*

                                                                   This amendment is filed to update the percent of class beneficially owned in Item 11 of each Reporting Person’s cover page and to update the status of Thermo Funding Company’s acquisition of Globalstar Common Stock under the Third Amended and Restated Irrevocable Standby Stock Purchase Agreement dated as of August 25, 2006, as amended (the “Standby Agreement”).

                                                                   As required by Globalstar’s credit agreement with a group of lenders led by an affiliate of Wachovia Bank NA, as amended and restated, Globalstar entered into the Standby Agreement with Thermo Funding Company to provide Globalstar with additional equity.  The Standby Agreement allowed Globalstar to put up to 12,371,136 shares of its

Common Stock to Thermo Funding Company at a predetermined price of approximately $16.17 per share when Globalstar required additional liquidity or upon the occurrence of certain other specified events.  Thermo Funding Company also could elect to purchase the shares at any time.  Thermo Funding Company purchased all of the shares subject to the Standby Agreement on or before November 2, 2007.

                                                                   The approximate percentages of Common Stock beneficially owned by Globalstar Holdings, LLC, Thermo Funding Company LLC, Globalstar Satellite, LP, and James Monroe III are calculated based on 82,671,224 shares of Common Stock outstanding as reported in Globalstar’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007.  The number of shares beneficially owned by each Reporting Person, as reported in Items 5-9 of the cover pages, includes all shares purchased under the Standby Agreement.

(a)                                  Amount beneficially owned:  See Item 9 of each cover page.

(b)                                 Percent of class:  See Item 11 of each cover page.

(c)                                  Number of shares as to which the person has:

(i)                                     Sole power to vote or to direct the vote:  See Item 5 of each cover page.

(ii)                                  Shared power to vote or to direct the vote:  See Item 6 of each cover page.

(iii)                               Sole power to dispose or to direct the disposition of:  See Item 7 of each cover page.

(iv)                              Shared power to dispose or to direct the disposition of:  See Item 8 of each cover page.

Item 5.                              Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.                              Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.                              Identification and Classification of Members of the Group

James Monroe III indirectly controls Globalstar Holdings, LLC, Thermo Funding Company LLC and Globalstar Satellite, LP and, therefore, is deemed the beneficial owner of shares held by these entities.  Mr. Monroe is the Issuer’s Chairman and Chief Executive Officer.

Item 9.                              Notice of Dissolution of Group

Not applicable.

Item 10.                       Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALSTAR HOLDINGS, LLC

By:	/s/*
James Monroe III, Manager
Dated: February 13, 2008

THERMO FUNDING COMPANY LLC

By:	/s/*
James Monroe III, Trustee of Sole Member
Dated: February 13, 2008

GLOBALSTAR SATELLITE, LP

By:	/s/*
James Monroe III, President of General Partner
Dated: February 13, 2008

/s/*
James Monroe III
Dated: February 13, 2008

* By Patricia O. Lowry, Attorney-in-Fact

/s/ Patricia O. Lowry
Patricia O. Lowry
Dated: February 13, 2008

EXHIBITS

Joint Filing Agreement and Powers of Attorney previously filed.